Exhibit 99.1
Qiao Xing Universal’s Major Subsidiary Qiao Xing Mobile
Reports First Quarter 2007 Financial Results
New Distribution Channels Drive Higher Margin Sales
     First Quarter 2007 Highlights:
     — Revenues in the first quarter of 2007 increased to RMB718.2 million (US$93.0 million), representing a 44.1 % increase from the corresponding period in 2006.
     — Handset shipments in the first quarter of 2007 grew to approximately 753,000 units, representing an increase of approximately 218,000 units from the corresponding period in 2006 and an increase of approximately 49,000 units from the previous quarter.
     — Gross margin in the first quarter of 2007 was 23.2%, compared to 17.3% in the first quarter of 2006 and 16.1 % in the previous quarter.
     — Net income in the first quarter of 2007 increased to RMB105.1 million (US$13.6 million), representing a 117.0% increase from the corresponding period of 2006 and a 175.5% increase from the previous quarter. Basic and diluted earnings per share (“EPS”) for the first quarter of 2007 were both RMB2.63 (US$0.34). In the first quarter of 2007, amortization of intangible assets was RMB13.2 million (US$1.7 million), which negatively impacted basic and diluted EPS by RMB0.33 (US$0.04).
     HUIZHOU, China, May 16 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announces that its 61.3% owned subsidiary, Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), a leading domestic manufacturer of mobile handsets in China, today announced its unaudited financial results for the quarter ended March 31, 2007.
     “The first quarter of 2007 marked a strong start to the year,” commented David Li, CEO of Qiao Xing Mobile. “We sold 753,000 handsets and started to see the benefit of new distribution outlets that we added to the business. Specifically, we started selling one of our newest phones, the C1000 model that features ultra-long life in standby mode, through China Seven Star, one of the leading infomercial companies in China. We have found that this has not only become a key sales channel, but it has also turned into a great marketing outlet because it allows consumers to see the differentiated features that our handsets offer.”
     “Additionally, we are also progressing smoothly on our new product development. We are very close to releasing a number of new handsets that feature fingerprint recognition, dual SIM card capabilities, multiple speakers, and built in TVs. We expect to release these products in the coming months and we believe these handsets will help us maintain our track record of delivering high-quality mid-range phones that consumers in our end markets demand.”
     Summary of First Quarter 2007
     Revenues were RMB718.2 million (US$93.0 million) in the first quarter of 2007, up 44.1 % from RMB498.3 million in the first quarter of 2006, primarily due to higher handset shipments and a higher average selling price (“ASP”) of handsets shipped. Revenues decreased 5.2% from RMB757.5 million in the fourth quarter of 2006, primarily due to a sequential drop in ASP for handsets shipped.
     Handset shipments in the first quarter of 2007 were 753,000 units, an increase of 40.8 % compared to 535,000 units in the first quarter of 2006 and an increase of 7.0% compared to 704,000 units in the fourth quarter of 2006. The growth in handset shipments in the first quarter of 2007 was primarily driven by the popularity of the Company’s ultra-long standby handset models which were first introduced in April 2006. The Company’s ultra-long standby handsets with this feature can currently last up to 2 months in standby mode without a recharge. Additionally, Qiao Xing Mobile effectively broadened its distribution channel towards the end of 2006 when the Company began using infomercials to market and sell handsets directly to consumers.
     ASP rose to RMB944 (US$122) in the first quarter of 2007, compared to RMB859 in the first quarter of 2006, primarily because of higher selling prices for ultra-long standby handsets. ASP in the first quarter of 2007 was lower than the ASP of RMB1,068 in the fourth quarter of 2006 because the Company shipped a significantly higher quantity of lower-end but higher-margin C1000 ultra-long standby handsets in the first quarter of 2007.
     Gross profit was RMB166.4 million (US$21.5 million) in the first quarter of 2007, or 23.2% of revenues, which was an increase from a gross profit of RMB86.3 million, or 17.3 % of revenues in the first quarter of 2006, and 36.5% higher sequentially from RMB121.9 million, or 16.1% of revenues in the fourth quarter of 2006. The increase in gross profit and the improvement in gross margin were primarily due to the sales of significant quantities of higher-margin handset products. In particular, the Company sold approximately 198,000 units of C1000 ultra-long standby handsets and 65,000 units of IP1000 ultra-long standby handsets in the first quarter of 2007.
     Sales and distribution expenses were RMB6.6 million (US$0.9 million) in the first quarter of 2007, up 91.3 % compared to RMB3.4 million in the first quarter of 2006, primarily due to increased TV advertising to promote our “CECT” brand and ultra-long standby handsets, as well as higher expenditures on handset promotional activities. Compared to the fourth quarter of 2006, sales and marketing expenses remained flat in the first quarter of 2007.
     General and administrative (G&A) expenses were RMB9.5 million (US$1.2 million) in the first quarter of 2007, an increase of 12.0 % compared to RMB8.5 million in the first quarter of 2006, primarily due to higher payroll-related expenses, office expenses and professional fees. The increases were partially offset by a decrease in share-based compensation expenses, which dropped to RMB1.7 million in the first quarter of 2007 from RMB3.5 million in the same period last year. G&A expenses increased 121.7% from RMB4.3 million in the fourth quarter of 2006, primarily due to higher payroll-related expenses, office expenses and professional fees in the first quarter of 2007and because no share-based compensation expenses were incurred in the fourth quarter of 2006.
     Research and development (R&D) expenses were RMB3.0 million (US$0.4 million) in the first quarter of 2007, a decrease of 39.1 % compared to RMB4.9 million in the same period last year and a decrease of 35.5 % compared to RMB4.6 million in the fourth quarter of 2006. R&D expenses were significantly lower in the first quarter of 2007 primarily because fewer raw materials related to the R&D process were purchased as the Company continued to consume materials purchased in the last quarter of 2006. In addition, R&D expenses were also higher in the first and last quarters of 2006 when trial models of the ultra-long standby handsets had to be manufactured.
     In-process research and development in the fourth quarter of 2006 related to a charge of RMB41.7 million that was pushed down from the parent, Qiao Xing Universal Telephone (Xing), on November 30, 2006 that was related to its acquisition of the remaining 20% interest in Qiao Xing Mobile. Purchased in-process research and development is derived by assigning values to various ongoing development projects identified by the Company’s management as having economic value on November 30, 2006, but without technological feasibility or alternative future use.

     Amortization of intangible assets was RMB13.2 million (US$1.7 million) in the first quarter of 2007, an increase of 345.5 % compared to RMB3.0 million in the first quarter of 2006 and an increase of 111.1 % compared to RMB6.3 million in the fourth quarter of 2006, primarily due to the impact of push-down accounting, which arose due to Xing’s acquisition of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006. Amortization of intangible assets is expected to total approximately RMB19.0 million in the period from April 1, 2007 to December 31, 2007.
     Share-based compensation expenses, which have been allocated to related operating expense line items, decreased slightly in aggregate to RMB1.8 million (US$0.2 million) in the first quarter of 2007 from RMB3.5 million in the same quarter last year. No share-based compensation expenses were incurred in the fourth quarter of 2006. Management is still in the process of evaluating the value of ordinary shares for the purpose of determining the share-based compensation expenses associated with the share options which were granted on March 19, 2007 and which remain unexercised as of March 31, 2007. Given the preliminary nature of the estimates, the actual share-based compensation expenses for the first quarter of 2007 may be materially different from management’s current expectations upon further evaluation.
     Operating profit was RMB134.1 million (US$17.4 million) in the first quarter of 2007, representing an increase of 101.4% from RMB66.6 million in the year-ago quarter and an increase of 129.5% from RMB58.4 million in the fourth quarter of 2006.
     Net income was RMB105.1 million (US$13.6 million) in the first quarter of 2007, representing a 117.0% increase from the first quarter of 2006 and a 175.5% increase from the fourth quarter of 2006. Basic and diluted EPS for the first quarter of 2007 were both RMB2.63 (US$0.34).
     Recent Developments
     Qiao Xing Mobile recently reached an agreement with its 93.4%-owned subsidiary, CEC Telecom Co., Ltd. (“CECT”), and Qiao Xing Group Limited (“QXGL”), the remaining minority shareholder of CECT, to increase the paid-up capital of CECT by US$50.0 million. According to the terms of the agreement, the US$50 million will be contributed in full by Qiao Xing Mobile. The proceeds will be used to fund the expansion plans of CECT in China.

     Upon completion of the capital injection, Qiao Xing Mobile’s equity interest in CECT will increase from 93.41% to 96.55%, while the equity interest held by QXGL will be reduced from 6.59% to 3.45%. Under the purchase method of accounting, the deemed acquisition of the additional 3.14% equity interest in CECT from QXGL is expected to result in an extraordinary acquisition gain during the year ending December 31, 2007. In addition, the acquisition will also increase Qiao Xing Mobile’s share of CECT’s earnings and thus, is expected to contribute positively to consolidated net income. Qiao Xing Mobile will fund the proposed capital injection from the proceeds raised by the Company’s recent initial public offering. The capital injection, which is subject to the approval of the relevant authorities in China, is expected to be completed by the end of May 2007.
     Commenting on the transaction, Chairman Wu Zhiyang said, “We are very pleased with this strategic development, which is an integral part of our long-term strategy and one of the reasons behind our IPO. This will help us capitalize on the tremendous growth opportunities in the handset market in China and we are confident it will lead to increased shareholder value, which is a major priority for all of us at Qiao Xing Mobile.”
     Review and Outlook
     “As we move into the second quarter, we are seeing continued strong demand for our ultra-long standby handsets,” concluded David Li, CEO. “In addition, we have a number of new phones that are close to being released. Our T100 model is our newest model in our high security series of handsets. It will be equipped with fingerprint recognition, ultra-long standby, multimedia features such as streaming TV and will also have the ability to retrieve contact information from lost phones via SMS. We have already received strong indicative orders for the handset and we plan to officially release it on May 18th. Other handsets in late-stage development showcase other features, including large LCD screens, stainless steel casings, ultra-slim styling, and touch screens with handwriting recognition. We are also currently developing what we believe will be the first non-smart mobile phone that will allow mobile stock trading.”
     “Looking forward, based on current demand from our customers, we are expecting handset shipments and handset revenues to show continued strong growth for the rest of 2007, which in turn is expected to translate into a strong growth in income at the operating level.”
     Conference Call Information

     Qiao Xing Mobile’s will hold an earnings conference call on Wednesday, May 16, 2007 at 8am EST (8pm Beijing Time) to discuss the results.
     Dial-in details for the earnings conference call are as follows:
US:            +1-866-206-7204
International: +1-703-639-1114
Passcode:      QXMCALL
     Please dial in approximately 10 minutes before the scheduled time of the call.
     A replay of the conference call will be available through 10am EST, Thursday, May 24, 2007 (10pm Beijing Time).
US:            +1-888-266-2081
International: +1-703-925-2533
Passcode:      1085336
About Qiao Xing Mobile Communication
     Qiao Xing Mobile is a leading domestic manufacturer of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on the Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on higher-end and differentiated products that generally generate higher profit margins.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-

top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Among other things, the outlook for 2007 and quotations from management in this announcement, as well as Qiao Xing Mobile’s strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of May 16, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10-6250-1706

Email: matao@cectelecom.com
Jane Liu
Christensen
Tel: +852-9757-3640
Email: jliu@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: +1-212-618-1978
Email: cgus@ChristensenIR.com
SOURCE Qiao Xing Universal Telephone, Inc.